Exhibit 4.1

FIRST SUPPLEMENTAL INDENTURE

THIS FIRST SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) dated as of January 24, 2023 between BENEFITFOCUS, INC., a Delaware corporation (the “Company”), and U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as trustee under the Indenture referred to below (the “Trustee”).

W I T N E S S E T H :

WHEREAS, the Company and the Trustee have heretofore executed and delivered an indenture, dated as of December 27, 2018 (the “Indenture”);

WHEREAS, the Company is a party to that certain Agreement and Plan of Merger, dated as of November 1, 2022 (the “Merger Agreement”), by and among the Company, Voya Financial, Inc., a Delaware Corporation (“Parent”), and Origami Squirrel Acquisition Corp, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, on January 24, 2023, (“Effective Time”), each share of the common stock, par value $0.001 per share, of the Company issued and outstanding immediately prior to the Effective Time (other than shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and not held on behalf of third parties, shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company and not held on behalf of third parties and shares owned by stockholders of the Company who have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law) will be converted into the right to receive $10.50 per share in cash, without interest (the “Merger Consideration”);

WHEREAS, in connection with the foregoing, Section 14.07 of the Indenture provides that the Company shall execute a supplemental indenture providing that each Note shall become convertible into Reference Property (as defined below);

WHEREAS, pursuant to Section 10.01(g) of the Indenture, the parties hereto are authorized to execute and deliver this Supplemental Indenture without the consent of any Holders; and

WHEREAS, each party hereto has duly authorized the execution and delivery of this Supplemental Indenture and has done all things necessary to make this Supplemental Indenture a valid agreement in accordance with its terms.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

ARTICLE I

Defined Terms

Section 1.01.    Defined Terms. As used in this Supplemental Indenture, terms defined in the Indenture or in the preamble or recital thereto are used herein as therein defined. The words “herein,” “hereof” and “hereby” and other words of similar import used in this Supplemental Indenture refer to this Supplemental Indenture as a whole and not to any particular section hereof.

ARTICLE II

Effect of Merger

Section 2.01.    Conversion of Notes. In accordance with Section 14.07(a) of the Indenture, from and after the date of this Supplemental Indenture, the right to convert each $1,000 principal amount of the Notes shall be changed to a right to convert such principal amount of Notes into the Merger Consideration that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Merger Event would have been entitled to receive (the “Reference Property”). Such Reference Property shall be in an amount of $10.50 in cash, without interest, multiplied by the applicable Conversion Rate per $1,000 principal amount of Notes, in accordance with the Indenture, at any time from, and including, the date that the Merger becomes effective. The Company shall satisfy the Conversion Obligation by paying cash to converting Holders on the second Business Day immediately following the relevant Conversion Date. The provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert the Notes into the Reference Property, provided that because the Reference Property consists solely of cash denominated in U.S. dollars, no further Conversion Rate adjustments will be made in respect of actions in respect of the Common Stock as described in Section 14.04 (and the Conversion Rate shall instead be adjusted in an analogous manner upon any replacement or redenomination of the U.S. dollar).

ARTICLE III

Miscellaneous

Section 3.01.    Parties. Nothing expressed or mentioned herein is intended or shall be construed to give any Person, firm or corporation, other than the Holders and the Trustee, any legal or equitable right, remedy or claim under or in respect of this Supplemental Indenture or the Indenture or any provision herein or therein contained.

Section 3.02.    Governing Law. THIS SUPPLEMENTAL INDENTURE AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK (WITHOUT REGARD TO THE CONFLICTS OF LAWS PROVISIONS THEREOF).

Section 3.03.    Severability Clause. In case any one or more of the provisions in this Supplemental Indenture shall be held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions shall not in any way be affected or impaired thereby, it being intended that all of the provisions hereof shall be enforceable to the full extent permitted by law.

Section 3.04.    Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 3.05.    Counterparts. The parties hereto may sign one or more copies of this Supplemental Indenture in counterparts, all of which together shall constitute one and the same agreement.

Section 3.06.    Headings. The headings of the Articles and the sections in this Supplemental Indenture are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

Section 3.07.    Successors. All covenants and agreements in this Supplemental Indenture by the parties hereto shall bind their successors and assigns, whether so expressed or not.

Section 3.08.    Trustee. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture. The recitals and statements herein are deemed to be those of the Successor Company and not of the Trustee.

IN WITNESS WHEREOF, the parties have caused this Supplemental Indenture to be duly executed as of the date first written above.

BENEFITFOCUS, INC., as the Company

By:	/s/ Joel Collins
Name:	Joel Collins
Title:	General Counsel and Chief Legal Officer

(Signature Page to First Supplemental Indenture)

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Wally Jones
Name:	Wally Jones
Title:	Vice President

(Signature Page to First Supplemental Indenture)